UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

Health Sciences Acquisitions Corp. 2
(Name of Issuer)

Ordinary Shares, $0.0001 par value
(Title of Class of Securities)

G4411D 109
(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)
☐	Rule 13d-1 (c)
☒	Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 5 Pages

CUSIP No. G4411D 109	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON HSAC 2 Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 4,360,956(1)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 4,360,956(1)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ 4,360,956(1)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.3%
12	TYPE OF REPORTING PERSON* OO

(1)	Does not include warrants to purchase 1,500,000 ordinary shares at $11.50 per share which become exercisable on the later of (i) the completion of the registrant’s initial business combination and (ii) August 6, 2021.

CUSIP No. G4411D 109	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer: Health Sciences Acquisitions Corp. 2

(b)	Address of Issuer’s Principal Executive Offices:

40 10th Avenue, Floor 7
New York, New York 10014

Item 2.

(a)	Name of Person Filing: HSAC 2 Holdings, LLC

(b)	Address of Principal Business Office or if none, Residence:

40 10th Avenue, Floor 7
New York, New York 10014

(c)	Citizenship: HSAC 2 Holdings, LLC – Delaware

(d)	Title of Class of Securities: Ordinary Shares, $0.0001 par value

(e)	CUSIP Number: G4411D 109

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

HSAC 2 Holdings, LLC – 4,360,956 shares. Does not include warrants to purchase 1,500,000 ordinary shares at $11.50 per share which become exercisable on the later of (i) the completion of the registrant’s initial business combination and (ii) August 6, 2021.

(b)	Percent of Class:

HSAC 2 Holdings, LLC –21.3%

The foregoing percentage is based on 20,450,000 ordinary shares outstanding as of December 31, 2020.

CUSIP No. G4411D 109	13G	Page 4 of 5 Pages

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

HSAC 2 Holdings, LLC – 4,360,956 shares.

(ii)	shared power to vote or to direct the vote:

HSAC 2 Holdings, LLC – 0 shares.

(iii)	sole power to dispose or to direct the disposition of:

HSAC 2 Holdings, LLC – 4,360,956 shares.

(iv)	shared power to dispose or to direct the disposition of:

HSAC 2 Holdings, LLC – 0 shares.

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

CUSIP No. G4411D 109	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2021

HSAC 2 HOLDINGS, LLC

By:	/s/ Alice Lee
Name: Alice Lee
Title: Director